UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(June 17, 2008)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Diversinet Debuts Commercially Deployed Platform for Secure Mobile Phone Access to Sensitive Information

2.

Press Release - Diversinet Powers Intersections’ MOBILE LOCKBOXSM Enhancement

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: June 17, 2008

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET POWERS INTERSECTIONS’ MOBILE LOCKBOXSM ENHANCEMENT

IDENTITY GUARD® Users Access and Store Personal and Financial Information Any Time, Anywhere Via Mobile Phone

TORONTO, Canada, June 17, 2008 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of wireless data security infrastructure products and services, today announced that its MobiSecure™ Wallet and Vault mobile secure encrypted access solution is at the heart of the new Mobile LockboxSM, a major enhancement to the Identity Guard®  Total Protection service from Intersections Inc. (NASDAQ: INTX), a leading global provider of consumer and corporate identity risk management services.

MobiSecure Wallet and Vault provides Intersections with a mobile security platform to extend its core Identity Guard offering by creating a host of new services that build closer, more personal and “sticky” relationships with new and existing customers. Using revolutionary, secure, and easy-to-use MobiSecure Wallet and Vault software from Diversinet, Mobile Lockbox securely stores usernames and passwords, banking information, personal information, insurance documents and wills, even photographs.  The Diversinet software also makes it possible for Mobile Lockbox to offer built-in e-mail and faxing capabilities – along with secured and encrypted customized financial transaction alerts – enabling Identity Guard subscribers to monitor their records while they’re on the go.

“Mobile Lockbox is a breakthrough that puts consumers in control of their digital personal identities by providing the secure, any time, anywhere access they need to better manage their personal and financial matters,” said Michael Stanfield, chairman and CEO of Intersections.  “Secure mobile platforms are a convenient way for consumers to keep vigilant watch over their identity, and Diversinet’s MobiSecure Wallet and Vault products provide an essential, enabling mobile security platform we can build upon to gain additional touch points with our customers.”

Identity Guard Total Protection was recently ranked number one among six leading identity theft protection providers by PC World magazine.  It not only helps consumers protect their credit from identity theft, but also provides 360-degree protection on the Internet, on PCs, or when traveling, 24 hours a day, 7 days a week.  Consumers’ most personal information – credit, financial, passwords, Social Security numbers, and more – is protected from the fastest growing crime in the United States: identity theft.

“MobiSecure Wallet and Vault builds upon our patented soft token and authentication technologies to create a secure encrypted mobile platform that makes it easy for enterprises to publish relevant personal information to a user’s mobile device with complete confidence that nobody else can read it or intercept it,” said Albert Wahbe, CEO and chairman of Diversinet.  “We’ve created a disruptive technology that dramatically lowers the cost and complexity of providing secure mobile access to the personal information that people use every day to support their lifestyle.”

Once installed on the subscriber’s mobile device, MobiSecure Wallet offers Intersections the flexibility to launch new service offerings on the fly with no additional programming on the client device.  After a subscriber has registered and authenticated themselves, whatever personal information they see on the mobile screen is stored securely on their mobile device, eliminating the inconvenient and time-consuming task of repeatedly retrieving the information from a remote server.

About Intersections

Intersections Inc. (Nasdaq: INTX) is a leading global provider of consumer and corporate identity risk management services.  Its premier identity theft, privacy, and consumer solutions are designed to provide high value, revenue generating opportunities to its marketing partners, including leading financial institutions, Fortune 100 corporations and other businesses.  Intersections also markets full identity theft protection solutions under its brand, the Identity Guard® (www.identityguard.com).  Intersections’ consumer identity theft protection services actively safeguard more than 8 million consumers against identity theft.

To address the growing threat of corporate fraud, Intersections and its subsidiaries provide cutting edge identity risk management solutions including pre-employment background screening, corporate brand protection, security breach remediation, and software and data management.

To learn more about our services visit us at www.intersections.com.

About Diversinet

Diversinet Corp. (OTCBB: DVNTF) is a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective solutions to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

Company contact: Jay Couse Diversinet Corp. (416) 756-2324 name@diversinet.com	Investor information: David Hackett Diversinet Corp (416) 756-2324, ext 275 dhackett@diversinet.com

DIVERSINET DEBUTS COMMERCIALLY DEPLOYED PLATFORM FOR Secure Mobile Phone Access to Sensitive Information

MobiSecure Wallet and Vault Now In Use by Major Healthcare and Financial Services Enterprises for Any Time, Anywhere Convenience

TORONTO, Canada, June 17, 2008 –  Diversinet Corp. (OTCBB: DVNTF), a leading provider of wireless data security infrastructure products and services, today launched MobiSecure™ Wallet and Vault, the company’s first commercially deployed platform for enabling secure encrypted access to medical, financial and other sensitive personal information by individuals through their mobile phones, PDAs and personal computers. Offering unrivaled security across a broad range of mobile devices, Diversinet’s MobiSecure Wallet and Vault products have already been deployed by AllOne Health Group, Inc. to the Hospital Service Association of Northeastern Pennsylvania and its health plans, and Intersections, Inc. (NASDAQ:INTX), a leading global provider of consumer and corporate identity risk management services.

 “MobiSecure Wallet and Vault products work together to create a secure encrypted  platform that makes it easy for enterprises to deliver relevant personal information to a mobile or fixed device with complete confidence that nobody besides the intended recipient can read or intercept it,” said Albert Wahbe, CEO and chairman of Diversinet.  “We are leading the way in the depth of security and breadth of supported clients – from Java and Windows to RIM and BREW – that we offer, enabling us to deliver a breakthrough technology that dramatically lowers the cost and complexity of providing secure, real-time access to the identity information and other critical, privileged data that people use every day to support their lifestyle.”

MobiSecure Wallet gives users instant, secure access through their mobile phone to personal identity, confidential and privileged information that is stored in the MobiSecure Vault.  The MobiSecure Wallet turns an individual’s mobile phone into a kind of remote control device they can use to display, fax or e-mail any data stored in the MobiSecure Vault server or other data sources. An enhanced client interface provides a natural user experience. Based on MobiSecure soft token strong authentication technology, the client-side MobiSecure Wallet is embedded into a mobile phone or personal computer and easily delivered over wireless networks or the Internet. Externally residing identity or privileged information is delivered to the wallet from the MobiSecure Vault server, which also aids in data synchronization and management.

The MobiSecure Vault is a secure, server-side repository that can host and manage stored sensitive data such as personal identity information, personal health records, insurance information, financial records or banking and brokerage information.  This data can be stored in the server or reside in external data sources, and can include text as well as a variety of large file formats such as graphics, images, audio, video and other rich media.  A self-service, web-based interface allows new users to create vault accounts and securely upload and organize their personal data, and it supports an optimized, secure protocol for downloading personal data and synchronizing it with the user’s MobiSecure Wallet.

The Wallet and Vault platform enables applications to be updated on the fly and pushed out to clients automatically over the air or the Internet.  Its enhanced secure messaging system enables service providers to communicate important messages, alerts and other ad hoc critical, privileged information directly to users, providing the convenience of SMS with the added security of an encrypted, authenticated channel.  The MobiSecure Vault also is capable of simultaneously supporting multiple branded versions of applications running on the server, creating efficiencies and flexibility for enterprises providing branded services for third parties.

“The healthcare, financial services and insurance industries represent opportunities for secure communications systems that enable enterprises to put highly sensitive personal information at customers' fingertips wherever they are,” said Bob Egan, chief analyst for TowerGroup.  “We expect the major players in these industries will build upon platforms to create compelling new services that will help build loyalty and develop more 'sticky' relationships with their customers.”

Commercial Deployments

MobiSecure Wallet and Vault provides Intersections with a mobile security platform to extend its core Identity Guard® offering by creating a host of new services that build closer, more personal and “sticky” relationships with new and existing customers.  The Mobile Lockbox feature makes it convenient for Identity Guard  subscribers to monitor their personal records and financial accounts from a mobile phone, PDA or computer anywhere and at any time, and makes it possible for Mobile Lockbox to offer built-in e-mail and faxing capabilities – along with customized financial transaction alerts.

AllOne Health Group (AHG), a leading health productivity and services company, offers integrated health and information solutions to improve the health and well being of individuals, businesses and organizations. The company is using the MobiSecure Wallet and Vault platform to enable its AllOne MobileSM service to achieve privacy compliance while giving consumers instant access to their personal health care records – anywhere, any time – through their mobile phones without the need for an Internet connection. AllOne Mobile saves personal health care records (PHRs) in a secure environment provided by MobiSecure Vault, and links securely to the MobiSecure Wallet on users’ mobile phones, giving them well-organized, easy-to-use, 24/7 mobile access to their health information.  With this system, users can securely manage and share their personal health records with physicians, hospitals, clinics and emergency personnel to help to improve medical outcomes. MobiSecure Wallet and Vault provides full support for the import and export of personal health records including access to demographic, insurance and vital clinical information.

AHG, with more than 1000 customers throughout the U.S  and in 42 countries, also offers solutions for population health management, occupational health services, employee assistance programs and integrated insurance plans and benefits. Information about these solutions as well as AllOne Mobile service is available at www.allonehealthgroup.com.

In addition to its support for personal identity and healthcare applications, the robust MobiSecure Wallet and Vault platform can be used to provide secure, controllable access to a broad range of sensitive and confidential information remotely via mobile phones for virtually any kind of enterprise application.

Availability and Pricing

Diversinet’s MobiSecure Wallet and Vault version 2.5 is available now for production deployments.  Please contact Diversinet for pricing information.

About Diversinet

Diversinet Corp. (OTCBB: DVNTF) is a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective solutions to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

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Company contact: Jay Couse Diversinet Corp. (416) 756-2324 name@diversinet.com	Investor information: David Hackett Diversinet Corp (416) 756-2324, ext 275 dhackett@diversinet.com